UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 6)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

PIKE CORPORATION

(Name of the Issuer)

Pike Corporation

Pioneer Parent, Inc.

Pioneer Merger Sub, Inc.

Court Square Capital Partners III, L.P.

Court Square Capital GP III, LLC

Mr. J. Eric Pike

Takuan, LLC

Joe B. / Anne A. Pike Generation Skipping Trust

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

721283 10 9

(CUSIP Number of Class of Securities)

Pike Corporation c/o Anthony K. Slater Executive Vice President & Chief Financial Officer 100 Pike Way Mount Airy, North Carolina 27030 (336) 789-2171	J. Eric Pike c/o Pike Corporation 100 Pike Way Mount Airy, North Carolina 27030 (336) 789-2171	Joseph M. Silvestri Managing Partner Court Square Capital Partners 55 East 52nd Street, 34th Floor New York, New York 10055 (212) 752-6110

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

James R. Wyche, Esq. Moore & Van Allen PLLC 100 North Tryon Street, Suite 4700 Charlotte, North Carolina 28202-4003 (704) 331-1000	Harrison L. Marshall, Jr., Esq. McGuireWoods LLP 201 North Tryon Street, Suite 3000 Charlotte, North Carolina 28202-2146 (704) 343-2000

Geraldine A. Sinatra, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, Pennsylvania 19104-2808 (215) 994-4000	C. Richard Rayburn, Jr., Esq. Rayburn Cooper & Durham, P.A. 227 West Trade Street, Suite 1200 Charlotte, North Carolina 28202-1672 (704) 334-0891

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$392,185,434	$50,513.48

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $50,513.48 was determined by multiplying 0.0001288 by the proposed maximum aggregate value of the transaction of $392,185,434. The proposed maximum aggregate value of the transaction was calculated as the sum of (i) the product of (a) 32,457,655 issued and outstanding shares of common stock (including shares subject to restricted stock units and deferred stock units) as of September 15, 2014, and (b) the per share merger consideration of $12.00; plus (ii) $2,693,574, the amount expected to be paid to holders of employee stock options outstanding as of September 15, 2014 with an exercise price less than the merger consideration of $12.00 per share.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $50,513.48
Form or Registration No.: Schedule 14A
Filing Party: Pike Corporation
Date Filed: September 19, 2014

Introduction

This Amendment No. 6 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person”): (i) Pike Corporation, a North Carolina corporation (the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Pioneer Parent, Inc., a Delaware corporation (“Parent”), (iii) Pioneer Merger Sub, Inc., a North Carolina corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Court Square Capital Partners III, L.P., a Delaware limited partnership, and Court Square Capital GP III, LLC, a Delaware limited liability company, and (v) Mr. J. Eric Pike, an individual and Chairman and Chief Executive Officer of the Company and sole member and manager of Takuan, LLC, a North Carolina limited liability company (“Takuan”), and the Joe B. / Anne A. Pike Generation Skipping Trust (the “Trust” and, together with Mr. Pike and Takuan, the “J. Eric Pike Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15.	Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On December 18, 2014, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve a proposal to approve the Agreement and Plan of Merger, dated as of August 4, 2014, by and among the Company, Parent and Merger Sub by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon.

On December 22, 2014, the Company filed Articles of Merger with the Secretary of State of the State of North Carolina, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger, (i) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares and shares held by any of the Company’s shareholders who are entitled to and properly exercised appraisal rights under North Carolina law) was converted into the right to receive $12.00 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes, and (ii) the separate corporate existence of Merger Sub ceased. Shares of Common Stock held by either of the Parent Parties (including certain shares contributed to Parent by the J. Eric Pike Filing Persons immediately prior to the Merger) and by any of the Company’s shareholders who are entitled to and properly exercised appraisal rights under North Carolina law are not entitled to receive the Merger Consideration.

As a result of the Merger, the Common Stock ceased to trade on the New York Stock Exchange (the “NYSE”) prior to the opening of trading on December 23, 2014 and became eligible for delisting from the NYSE and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, the Company has requested that the NYSE file an application on Form 25 with the SEC to report that the Company is no longer listed on the NYSE and the Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

Item 16.	Exhibits.

(a)(2)(i)	Definitive Proxy Statement of Pike Corporation (incorporated by reference to the Schedule 14A filed with the SEC on November 18, 2014)

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement filed herein as Exhibit (a)(2)(i))

(a)(2)(iii)	Letter to Shareholders (included in the Proxy Statement filed herein as Exhibit (a)(2)(i))

(a)(2)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement filed herein as Exhibit (a)(2)(i))

(a)(2)(v)	Press Release issued by Pike Corporation, dated August 4, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(a)(2)(vi)	Communication from J. Eric Pike to Employees, transmitted on August 4, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(a)(2)(vii)	Frequently Asked Questions for Employees, dated August 4, 2014 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(a)(2)(viii)	Note, communicated on August 4, 2014 (incorporated by reference to the Schedule 14A filed with the SEC on August 4, 2014)

(a)(2)(ix)	Lender Presentation, dated September 11, 2014 (incorporated by reference to the Schedule 14A filed with the SEC on September 11, 2014)

(a)(2)(x)	Press Release issued by Pike Corporation, dated December 9, 2014 (incorporated by reference to the Schedule 14A filed with the SEC on December 9, 2014)

(a)(2)(xi)	Supplemental Disclosures to Definitive Proxy Statement of Pike Corporation (incorporated by reference to the Schedule 14A filed with the SEC on December 9, 2014)

(b)(1)†	Debt Commitment Letter, dated as of August 4, 2014, among Pioneer Parent, Inc., Pioneer Merger Sub, Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, KeyBank National Association, SunTrust Robinson Humphrey, Inc. and SunTrust Bank

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated August 3, 2014 (included as Appendix B of the Proxy Statement filed herein as Exhibit (a)(2)(i))

(c)(2)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated August 3, 2014

(c)(3)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated July 14, 2014

(c)(4)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated July 7, 2014

(c)(5)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated June 27, 2014

(c)(6)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated April 30, 2014

(c)(7)††	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated March 28, 2014

(c)(8)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated March 27, 2014

(c)(9)†	Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee, dated March 22, 2014

(c)(10)†††	Presentation to the Special Committee from Court Square Capital Partners, dated July 2, 2014

(d)(1)	Agreement and Plan of Merger, dated as of August 4, 2014, by and among Pike Corporation, Pioneer Parent, Inc. and Pioneer Merger Sub, Inc. (included as Appendix A of the Proxy Statement filed herein as Exhibit (a)(2)(i))

(d)(2)	Voting and Support Agreement, dated as of August 4, 2014, by and among Pike Corporation, Pioneer Parent, Inc. and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2014)

(d)(3)†	Rollover and Equity Financing Commitment Letter, dated August 4, 2014, among J. Eric Pike, Takuan, LLC, the Joe B. / Anne A. Pike Generation Skipping Trust and Pioneer Parent, Inc.

(d)(4)†	Equity Financing Commitment Letter, dated August 4, 2014, between Court Square Capital Partners III, L.P. and Pioneer Parent, Inc.

(d)(5)†	Limited Guarantee, dated as of August 4, 2014, between Court Square Capital Partners III, L.P. and Pike Corporation in favor of Pike Corporation

(d)(6)††††	Confidentiality Agreement, dated January 17, 2013, between Pike Electric Corporation and Court Square Capital GP III, LLC

(f)(1)	Article 13 of the North Carolina Business Corporation Act (included as Appendix C of the Proxy Statement filed herein as Exhibit (a)(2)(i))

†	Previously filed by this Transaction Statement on September 19, 2014.
††	Previously filed by this Transaction Statement on October 30, 2014.
†††	Previously filed by this Transaction Statement on November 14, 2014.
††††	Previously filed by this Transaction Statement on December 11, 2014.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 23, 2014

PIKE CORPORATION

By:	/s/ Anthony K. Slater
Name:	Anthony K. Slater
Title:	Executive Vice President and
Chief Financial Officer

PIONEER PARENT, INC.

By:	/s/ Kevin D. Brown
Name:	Kevin D. Brown
Title:	Secretary

PIONEER MERGER SUB, INC.

By:	/s/ Kevin D. Brown
Name:	Kevin D. Brown
Title:	Secretary

COURT SQUARE CAPITAL PARTNERS III, L.P.

By:	COURT SQUARE CAPITAL GP III, LLC,
its General Partner

By:	/s/ Joseph M. Silvestri
Name:	Joseph M. Silvestri
Title:	Managing Partner

COURT SQUARE CAPITAL GP III, LLC

By:	/s/ Joseph M. Silvestri
Name:	Joseph M. Silvestri
Title:	Managing Partner

J. ERIC PIKE

By:	/s/ J. Eric Pike
J. Eric Pike

TAKUAN, LLC

By:	/s/ J. Eric Pike
Name:	J. Eric Pike
Title:	Manager

JOE B. / ANNE A. PIKE GENERATION SKIPPING TRUST

By:	/s/ J. Eric Pike
Name:	J. Eric Pike
Title:	Trustee